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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                               (AMENDMENT NO. 1)


              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            QUARTERDECK CORPORATION
                           (NAME OF SUBJECT COMPANY)

                          OAK ACQUISITION CORPORATION
                          A WHOLLY OWNED SUBSIDIARY OF

                              SYMANTEC CORPORATION
                                    (BIDDER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                  747712 10 7
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                              DEREK P. WITTE, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              SYMANTEC CORPORATION
                               10201 TORRE AVENUE
                        CUPERTINO, CALIFORNIA 95014-2132
                                 (408) 253-9600
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDER)

                                   COPIES TO:

                            GORDON K. DAVIDSON, ESQ.
                            DAVID K. MICHAELS, ESQ.
                               TRAM T. PHI, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                          PALO ALTO, CALIFORNIA 94036
                                 (650) 494-0600



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     This Amendment No. 1 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission on October 19, 1998 (the "Statement") relating to the offer by Oak Acquisition Corporation ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Symantec Corporation ("Symantec"), a Delaware corporation, to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Company Common Stock") of Quarterdeck Corporation (the "Company"), a Delaware corporation, including the associated Preferred Stock purchase rights issued pursuant to the Rights Agreement dated August 11, 1992, as amended, between the Company and American Stock Transfer & Trust (the "Rights" and, together with the Company Common Stock, the "Shares") at a price of $0.52 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"), copies of which are attached hereto as Exhibits
(a)(1) and (a)(2), respectively. The Offer has been supplemented as regards tender of Shares issuable upon conversion of Series C Convertible Preferred Stock of the Company by the letter dated November 5, 1998 from Symantec and by the form of letter of transmittal with respect to such Shares, copies of which are attached hereto as Exhibits (a)(9) and (a)(10), respectively.


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ITEM 11. MATERIALS TO BE FILED AS EXHIBITS.


     (a)(1)  Form of Offer to Purchase dated October 19, 1998.


     (a)(2)  Form of Letter of Transmittal.*



     (a)(3)  Form of Notice of Guaranteed Delivery.*



     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*



     (a)(5)  Form of Letter to Clients.*



     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*



     (a)(7) Summary Advertisement as published in the New York Times on October 19, 1998.*



     (a)(8) Text of Press Release by Symantec and the Company dated October 15, 1998.*



     (a)(9) Form of letter from Symantec to holders of Series C Convertible Preferred Stock of the Company.



     (a)(10) Form of letter of transmittal for use by holders of Series C Convertible Preferred Stock or warrants of the Company.


     (b)      None.


     (c)(1) Agreement and Plan of Merger, dated as of October 15, 1998, among Symantec, Purchaser and the Company.*



     (c)(2) License Agreement, dated October 15, 1998, between the Company and Symantec.*



     (c)(3) Form of Stockholder Agreements, dated as of October 15, 1998 between Symantec and each of Frank W.T. LaHaye, William H. Lane III, King R. Lee, Howard Morgan, Frank R. Greico, John Strosahl, Cheri Kaplan-Smith, Joyce Wrenn, Suzanne Dickson and Gadi Navon.*



     (c)(4) Non-Disclosure Agreement, dated October 1, 1998, between the Company and Symantec, as amended on October 13, 1998.*


     (d)      None.

     (e)      Not applicable.

     (f)      None.
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* Previously filed.


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                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement, as amended, is true, complete and correct.



November 9, 1998


                                          OAK ACQUISITION CORPORATION

                                          By: /s/ DEREK WITTE
                                            ------------------------------------
                                          Name: Derek Witte
                                          Title:  President

                                          SYMANTEC CORPORATION

                                          By: /s/ DEREK WITTE
                                            ------------------------------------
                                          Name: Derek Witte
                                          Title:  Vice President, General
                                                  Counsel
                                              and Secretary

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                                 EXHIBIT INDEX

     (a)(1) Form of Offer to Purchase dated October 19, 1998.


     (a)(2) Form of Letter of Transmittal.*



     (a)(3) Form of Notice of Guaranteed Delivery.*



     (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*



     (a)(5) Form of Letter to Clients.*



     (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*



     (a)(7) Summary Advertisement as published in the New York Times on October 19, 1998.*



     (a)(8) Text of Press Release by Symantec and the Company dated October 15, 1998.*



     (a)(9) Form of letter from Symantec to holders of Series C Convertible Preferred Stock of the Company.



     (a)10) Form of letter of transmittal for use by holders of Series C Convertible Preferred Stock or warrants of the Company.


     (b)    None.


     (c)(1) Agreement and Plan of Merger, dated as of October 15, 1998, among Symantec, Purchaser and the Company.*



     (c)(2) License Agreement, dated October 15, 1998, between the Company and Symantec.*



     (c)(3) Form of Stockholder Agreements, dated as of October 15, 1998 between Symantec and each of Frank W.T. LaHaye, William H. Lane III, King R. Lee, Howard Morgan, Frank R. Greico, John Strosahl, Cheri Kaplan-Smith, Joyce Wrenn, Suzanne Dickson and Gadi Navon.*



     (c)(4) Non-Disclosure Agreement, dated October 1, 1998, between the Company and Symantec, as amended on October 13, 1998.*


     (d)    None.

     (e)    Not applicable.

     (f)    None.
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* Previously filed.